                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               EUFAULA BANCCORP, INC.
                  --------------------------------------------
                                (NAME OF ISSUER)



                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                  --------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    29816N102
                  --------------------------------------------
                                 (CUSIP NUMBER)



                      GREG B. FAISON, POST OFFICE BOX 1269
                      EUFAULA, ALABAMA 36072   (334)687-3581
                  --------------------------------------------
                      (NAME, ADDRESS AND TELEPHONE NUMBER
                        OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                                AUGUST 19, 1997
                  --------------------------------------------
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP No.  29816N102                                          Page 2 of 2 Pages
         ---------------

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1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Greg B. Faison
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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               7   SOLE VOTING POWER

  NUMBER OF        135,227
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                   135,227
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     135,227
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.04
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14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Statement is filed by Greg B. Faison, President, CEO, and a Director of Eufaula BancCorp, Inc. (the "Company"). The Company is the issuer to which this Schedule 13D relates. The Company filed a registration statement on Form 10-SB on August 19, 1997.


Item 1.  Security and Issuer

         Common Stock
         Par Value $1.00 Per Share
         Eufaula BancCorp, Inc.
         218-220 Broad Street
         Eufaula, Alabama 36072

Item 2.  Identity and Background

         (a)  Greg B. Faison

         (b)  Eufaula BancCorp, Inc.
              Post Office Box 1269
              Eufaula, Alabama 36072

         (c)  President, CEO, Director of
              Eufaula BancCorp, Inc.
              218-220 Broad Street
              Eufaula, Alabama 36072

         (d)  Not Applicable.

         (e)  Not Applicable.

         (f)  United States.

Item 3.  Source and Amount of Funds or Other Consideration.

              Mr. Faison beneficially owns 135,227 shares of Company Common Stock. Of these shares, 60,000 are subject to issue upon the exercise of employee stock options held by Mr. Faison. Mr. Faison also has acquired, and plans to continue to acquire, shares pursuant to the stock purchase plans of the Company. Such acquisitions will be made with personal funds.

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Item 4.  Purpose of Transaction

               Mr. Faison serves as President, CEO and Director of the Company. Most of the shares which Mr. Faison beneficially owns were granted by the Company pursuant to employee stock options and, thus, have been acquired by Mr. Faison as an incentive component of Mr. Faison's compensation from the Company. Mr. Faison believes that the shares are a sound investment, and he plans to acquire additional shares in the future. Mr. Faison has voted, and plans to continue to vote, his shares in favor of his election and the election of other management nominees to the board of directors of the Company.

Item 5.  Interest of Securities in the Issuer.

         (a) Mr. Faison owns 135,227 shares representing 5.04 percent of the outstanding shares of the Company's common stock. Such shares include 60,000 shares subject to issue upon the exercise of Company stock options and 600 shares held as custodian for his children.

         (b)  Mr. Faison has sole power to vote and to dispose of such shares.

         (c) During the past 60 days, Mr. Faison acquired 35 shares at a price of $15.82 pursuant to the Company's director stock purchase plan.

         (d)  Not Applicable.

         (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         Not Applicable

Item 7.  Material to be Filed as Exhibits.

         Not Applicable

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         August 5, 1998.


         /s/ Greg B. Faison
         ------------------
         Greg B. Faison